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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Investors Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 Mamaroneck Avenue
(No. and Street)

Harrison NY 10528
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi (914) 627-3649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive, Chicago Illinois 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:
(X)... Certified Public Accountant
( )... Public Accountant
( )... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CONFIDENTIAL

FINANCIAL STATEMENT

Transamerica Investors Securities Corporation
December 31, 2016
With Report of Independent Registered Public Accounting Firm
(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

Oath or Affirmation

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Investors Securities Corporation as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Enna M. Calvi
Financial Principal

NOTARY PUBLIC
STATE OF NEW YORK
DAVID R. FEIBUSCH
MY APPOINTMENT EXPIRES 02/23/2018
Reg # 01FE6003084

Notary Public

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
(X)... (c) Statement of Income (Loss).
(X)... (d) Statement of Cash Flows.
(X)... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)... (g) Computation of Net Capital.
( )... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)... (l) An Oath or Affirmation.
( )... (m) A copy of the SIPC Supplemental Report.
( )... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAMERICA INVESTORS SECURITIES CORPORATION
FINANCIAL STATEMENT
December 31, 2016

Contents

pwc

Report of Independent Registered Public Accounting Firm

To Management of Transamerica Investors Securities Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Transamerica Investors Securities Corporation ("Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2016

Assets		
Cash	$	3,317
Commissions and concessions receivable		6,095
Commissions and concessions receivable from affiliates		1,264
Prepaid expenses and other assets		537
Receivable from Parent under tax allocation agreement		380
Due from affiliates		94
Total assets	**$**	**11,687**
Liabilities and stockholder's equity		
Liabilities		
Marketing and distribution expenses payable	$	1,895
Due to affiliates		75
Payable to Parent under tax allocation agreement		240
Other liabilities		460
Total liabilities		**2,670**
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		8,389
Retained earnings		627
Total stockholder's equity		**9,017**
Total liabilities and stockholder's equity	**$**	**11,687**

See Notes to Financial Statement

TRANSAMERICA INVESTORS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

Transamerica Investors Securities Corporation (the "Company") is a wholly owned subsidiary of Transamerica Retirement Solutions Corporation ("Transamerica"), an indirect wholly owned subsidiary of Transamerica Corporation (the "Parent"), which is an indirect wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. Transamerica was formerly an indirect wholly owned subsidiary of AEGON USA, LLC ("AUSA"). AUSA merged into Transamerica Corporation effective December 31, 2015. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds and variable annuity contracts to Transamerica's retirement plan customers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement have been prepared in conformity with U.S. generally accepted accounting principles (U.S.GAAP).

Estimates

The preparation of financial statement requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash

Cash includes cash on hand and on deposit. Bank overdrafts and certain short term borrowings are classified as a liability.

Commissions and concessions receivable

Commissions and concessions receivable represent the accruals for 12b-1 fees on non-affiliated funds accrued but not yet paid.

Commissions and concessions receivable from affiliates

Commissions and concessions receivable from affiliates represents the accruals for 12b-1 fees on affiliated funds accrued but yet not paid as well as the reimbursement from Transamerica Financial Life Insurance Company ("TFLIC") and Transamerica Life Insurance Company ("TLIC") for affiliated variable annuities commissions paid on their behalf by the Parent as paymaster. The Company reimburses the Parent the full amount of the commissions at the time of payment.

Prepaid expenses

Prepaid expenses consist of monthly FINRA licensing fees paid directly through the FINRA CRD (Central Registration Depository) account as well as prepaid annual FINRA assessments. These assessments and fees are amortized over the term of the coverage period.

Due from affiliates

The Company is a party to a commission reimbursement agreement with insurance affiliates in order to facilitate payments associated with commissions on variable annuity products. The Company requests reimbursement from the insurance affiliates regularly based on payments made in order to keep these receivables current.

Marketing and distribution expenses payable

Marketing and distribution expenses payable represents the accruals from commissions to brokers due but not yet paid.

Due to affiliates

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, and other miscellaneous expenses. The Company settles with the Parent regularly based on net capital positions in order to keep these liabilities current.

Deferred income taxes

State and federal deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Other liabilities

The Company considers audit accruals, FINRA advertising and revenue assessment accruals as expenses incurred but not yet paid. Outstanding drafts are uncashed commission payments to brokers. These are considered other liabilities.

Changes in Agreements and Accounting Procedures

Prior to July 2016, the Company would forward all 12b-1 fees received to the Parent. The Parent would compensate the Company an amount equal to the amount of expenses it paid for: mutual fund commission expenses to outside selling broker dealers and sales bonus and incentive compensation expenses to sale representatives with regard to registered mutual funds offered on the TRS retirement plan platform offered by the Parent; allocated expenses in connection with the Cost Sharing and Reimbursement Agreement between the Parent and TISC; and for expenses incurred for broker-dealer services rendered that were not covered by previous compensation from the Parent. The Company would recognize revenue earned equal to the amount of these expenses. Beginning July 1, 2016, the Company began retaining 12b-1 fees earned as reflected in commissions and concessions income and commissions and concessions income, affiliated on the Statement of Income. The Parent no longer compensates the Company for the expenses identified above.

(Dollars in thousands)

Current Accounting Guidance

Accounting Standards Update ("ASU") 2014-15, *Presentation of Financial Statement – Going Concern (ASC Subtopic 205-40): Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern.*

In August 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-15, *Presentation of Financial Statement-Going Concern* (ASC Subtopic 205-40): *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* This guidance requires an entity's management to evaluate whether there are conditions or events that, when considered in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statement are issued. It also requires disclosures under certain circumstances. The guidance is effective for annual periods ending after December 15, 2016 and interim periods thereafter. Early application is permitted. The Company implemented policies and procedures in compliance with the new guidance and adoption of the ASU did not have a material impact on the Company's financial statement.

Future Accounting Guidance

ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The following are the main provisions. The amendments in this Update require a financial asset (or a group of financial assets) measured on an amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. Although credit losses on available-for-sale debt securities are measured in a manner similar to current GAAP, the amendments in this Update require that credit losses be presented as an allowance rather than as a write-down. The amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. An entity may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. An entity will apply the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact that adoption of this Update will have on its financial statement.

ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606).* The guidance in this update supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance unless the contracts are within the scope of other standards (for example, financial instruments,

(Dollars in thousands)

insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance establishes a five-step process to achieve this core principle. An entity may use either of two transition methods: retrospective to each prior reporting period presented with certain practical expedients or retrospective with the cumulative effect of initial application recognized at the date of initial application subject to certain additional disclosures. The Company has not yet selected a transition method. In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the implementation guidance on principal versus agent considerations of Topic 606. In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing*, which clarifies the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance. In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients*, which provides clarifying guidance in a few narrow areas and adds some practical expedients to the guidance. In December 2016, the FASB issued ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*, which affects narrow aspects of the guidance issued in Updated 2014-09. In August 2015, the FASB issued ASU 2015-14, *Deferral of the Effective Date*, which defers the effective date by one year. As a result, these updates will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application of these updates is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact that adoption of these Updates will have on its financial statement.

3. Income Taxes

The Company's federal and state income tax returns (where applicable) are consolidated with other included, affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contribution or distributions to the Parent. Under this agreement, the Company received no contributions from its Parent during the year ended December 31, 2016, as a result of tax sharing. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. A tax return has not been filed for 2016.

The Company accounts for deferred income taxes resulting from temporary differences that arise from differences between the Company's accounting and tax carrying values. As of December 31, 2016, the deferred income tax assets was $0.

The Company has analyzed all material tax positions under the guidance of ASC 740, Income Taxes, related to the accounting for uncertainty in income tax and determined there were no tax benefits that should not be recognized at

(Dollars in thousands)

December 31, 2016. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2008. An examination is in progress for the year 2009 through 2013. The

Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

4. Related Party Transactions

The Company has an agreement to receive 12b-1 fees with a mutual fund group, comprised of Transamerica Partners Funds and Transamerica Funds, that is advised by Transamerica Asset Management, Inc. and distributed by Transamerica Capital, Inc., both affiliates. In addition to the amounts received, there are $774 and $490 respectively due but unpaid 12b-1 fees as of year ended December 31, 2016 reflected in commissions and concessions receivable from affiliates on the Statement of Financial Condition.

The Company had an agreement with Transamerica to periodically pay the amount equal to 12b-1 fees and service fees earned, less the Company's direct expenses, as reimbursement for certain marketing and distribution expenses paid by Transamerica on behalf of the Company.

The Company, as of December 31, 2016, has $279 in amounts due to affiliates for other allocated company expenses, which have been incurred but are not yet paid.

The Company is party to a commission reimbursement agreement with affiliated companies, TFLIC and TLIC where the insurance companies agree to reimburse expenses incurred by the Company in the payment of registered variable annuity commissions. The Company also has $94 in amounts due from affiliates, which have been paid but are not yet reimbursed by insurance companies.

The Company received board approval to make a distribution to the Parent of $1,500 for year ending December 31, 2016. All required notifications were made to the regulatory agencies prior to the distribution.

5. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on the financial position of the Company.

6. Subsequent Events

Management has evaluated subsequent events between the Statement of Financial Condition date and the date when the financial statement is issued. No subsequent events have been identified.